June 13, 2013

Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 8, 2013
File No. 001-33036

Dear Ms. Tillan:

On behalf of Mindray Medical International Limited (“MR” or the “Company”), set forth below are our responses to your comment letter dated May 30, 2013 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2012 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2013.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by MR’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2012 Form 20-F.

In addition, the Company makes the following representations as set forth on Exhibit A.

MR responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 3. Key Information

D. Risk Factors, page 5

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading in future filings. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures. Alternatively, please tell us why no additional disclosures are necessary.

SEC Comment Response Letter

June 13, 2013

The Staff’s comment is duly noted and the Company will include such risk factor in its future Form 20-F filings, in substantially the form below.

“Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work.”

Item 16C. Principal Accountant Fees and Services, page 102

2.	Please revise future filings to provide the disclosures required by Item 16C(e)(2) of Form 20-F or tell us why no additional disclosure is necessary.

The Staff’s comment is duly noted and the Company will revise its future filings to disclose information required by Item 16C(e)(2) of Form 20-F. For the year ended December 31, 2012, approximately 2% of our non-audit fees were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of S-X 2-01.

SEC Comment Response Letter

June 13, 2013

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Polices, n. Warranty Provision, page F-13

3.	We note from your disclosures on page 35 that you offer extended warranties for a fee. Please explain to us how the company accounts for these extended warranties. Refer to FASB ASC paragraphs 605-20-25-1 through 6. If extended warranties are significant, please revise your future filings to disclose your accounting policies.

The Company respectfully advises the Staff that it followed the guidance in FASB ASC paragraphs 605-20-25-1 through 6 and that revenue from separately priced extended warranties is deferred and recognized in income on a straight-line basis over the contract period. Extended warranties revenue and deferred revenue has not been significant historically (representing less than 1% and 2% of total net revenues and total liabilities, respectively for each of the years ended December 31, 2010, 2011 and 2012). The Company will disclose its accounting policies relating to extended warranties revenue and deferred revenue in future filings should the amounts become significant.

Note 19. Income Taxes, page F-28

4.	Please revise future filings to provide disclosure of the components of your income before income tax expense as either domestic or foreign, or tell us why no additional disclosures are necessary. Refer to Rule 4-08(h) of Regulation S-X.

The Staff’s comment is duly noted and the Company will provide disclosure of the components of income before income tax expense as either domestic or foreign in its future filings. For each of the years ended December 31, 2010, 2011 and 2012, the components of income before income tax expense were as follows:

	Years Ended December 31
($ ‘000)	2010	2011	2012
Components of income before income tax expense
- China	200,424	213,272	285,595
- Outside China	(27,327)	(23,700)	(65,944)

Total	173,097	189,572	219,651

Note 22. Commitments and Contingencies, (c) Contingencies, page F-35

5.	We note from your disclosures on page 17 that you received an FDA warning letter related to certain corrective and preventive actions related to your products and quality system related processes. Please tell us how you considered the disclosures required by FASB ASC 450-20-50.

The Company respectfully advises the Staff that it followed the guidance in ASC 450-20-50 and considered the probability of incurring loss or liability in connection with its receipt of FDA warning letter to be remote. Accordingly, neither disclosure nor accrual of losses was made.

SEC Comment Response Letter

June 13, 2013

6.	Additionally, we note that you have accrued $9.7 million regarding your litigation with Masimo Corporation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional possible loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

The Company respectfully advises the Staff that it followed the guidance in ASC 450-20-25-2 and accrued $9.7 million, the amount of estimated loss, as the conditions set forth in ASC 450-20-25-2 were met. As the amount of $9.7 million represents the Company’s best estimate of probable loss, no additional reasonably possible loss or range of loss were disclosed according to ASC-450-20-50-4.

Note 24. Segment Reporting, page F-36

7.	We note that you have not disclosed a measure for total assets of your segments as required by FASB ASC 280-10-50-22. Please revise future filings to provide this disclosure, or tell us why you are unable to make this disclosure and revise your future filings to comply with FASB ASC 280-10-50-26.

The Company respectfully advises the Staff that a measure for total assets of the Company’s reportable segments was not disclosed because asset information is not included in the measures reviewed by the chief operating decision maker. The Company will revise its future filings to disclose such as required by FASB ASC 280-10-50-26.

*  *  *  *  *

SEC Comment Response Letter

June 13, 2013

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +1-415-984-8989 or send me an email at kberney@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Li Xiting

Mr. Alex Lung

Ms. Fannie Lin Fan

(Mindray Medical International Limited)

Winnie Lam

(PricewaterhouseCoopers)

SEC Comment Response Letter

June 13, 2013

Exhibit A

Representations

Mindray Medical International Limited (“Mindray”) acknowledges the following:

•	Mindray is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended December 31, 2012;

•

Comments from the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to comments from the Commission’s staff (the “Staff”) do not foreclose the Commission from taking any action with respect to Mindray’s filing; and

•	Mindray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alex Lung
Chief Financial Officer

By:	/s/ Alex Lung